[Dorsey & Whitney Letterhead]

December 2, 2004

Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn:  Ms. Peggy Fisher

VIA FEDERAL EXPRESS AND EDGAR

Re:       Endocardial Solutions, Inc.
Preliminary Schedule 14A filed October 19, 2004
File No. 000-22233

Ladies and Gentlemen:

On behalf of Endocardial Solutions, Inc. (“Endocardial” or the “Company”), we are responding to the letter dated November 22, 2004 (the “Comment Letter”) from Peggy Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”) and providing certain supplemental information as requested in the Comment Letter.

Please note that Endocardial has also filed, via EDGAR, a revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by Endocardial.

Schedule 14A

1.                 Please update the disclosure for any recent developments. We note, for example, recent litigation filed against the registrant.

Response:   We have updated the Proxy Statement to provide the latest available information regarding the recent litigation, which is the only material significant development. Please see page 28 of the Proxy Statement.

Summary Term Sheet

2.                 On page 1, clarify that a portion of the fee paid to Piper Jaffray & Co. for the preparation of the fairness opinion is contingent upon completion of the merger.

Response:   Requested disclosure has been added to page 1 of the Proxy Statement.

Interests of Directors and Officers in the Merger—Page 3

3.                 Identify the officers and directors who will receive benefits, and quantify the amount of the benefits derived by each for the various reasons listed.

Response:   Requested disclosure has been added to pages 3 through 5 of the Proxy Statement.

The Merger—Page 12

Background of the Merger

4.                 Expand this section to discuss the negotiation of compensation and employment arrangements with executive officers of Endocardial Solutions, including change of control agreements, consulting and employment agreements.

Response:   We have expanded the “Background of the Merger” section as requested on page 15 of the Proxy Statement.

5.                 We note your disclosure that the company explored possible interest of third parties “identified as most likely to have an interest in entering into a transaction with Endocardial.”  Please discuss in greater detail the criteria used in identifying third parties likely to have an interest in Endocardial and, specifically, why Companies A, B and C were selected.

Response:   We have provided additional detail as requested on pages 13 and 14 of the Proxy Statement.

6.                 Expand your disclosure to discuss what factors caused St. Jude Medical to increase its proposal to $11.75 per share, from a range of $11.00 to $11.50 per share, at the August 23, 2004, meeting between Messrs. Bullock and Stark.

Response:   We have expanded the disclosure as requested on page 14 of the Proxy Statement.

Endocardial’s Reason for the Merger—Page 15

7.                 Please discuss in greater detail, and where possible, quantify, the strategic, financial and operating risks and benefits of continuing to grow the EnSite business as a “stand-alone company” considered by Endocardial’s board of directors and management.

Response:   Although Endocardial did not, and does not, believe it is possible to quantify the strategic, financial and operating risks and benefits considered by Endocardial’s board of directors and management, greater detail regarding these risks and benefits has been added as requested on pages 17 and 18 of the Proxy Statement.

8.                 Please revise to discuss any factors considered by company’s board of directors that weighed against its decision to recommend the approval of the merger agreement.

Response:   We have added a section entitled “Potential Benefits of Continuing as a “Stand-Alone” Company” on page 18 of the Proxy Statement to discuss such factors as requested.

9.                 Expand to discuss more specifically what factors the board considered regarding the “employee compensation and benefits” and “taxability” bullets with regard to the impact on unaffiliated shareholders. Discuss in the “Background” section whether any negotiations took place to structure a stock-for-stock merger rather than a cash-out merger, which would eliminate the adverse tax consequences to Endocardial shareholders.

Response:   We have provided additional disclosure of the factors considered by the board regarding employee compensation and benefits as requested on page 19 of the Proxy Statement. No negotiations took place regarding structuring the transaction as anything other than a cash-out merger, as described on page 17 of the Proxy Statement, therefore we have not revised any of the disclosure with respect to the taxability of the merger.

Opinion of Endocardial’s Financial Advisor—Page 17

10.          Please revise to discuss the meaning and significance of each analysis performed by Piper Jaffray. In particular, clarify how, based on the specific terms of the transaction, the conclusions drawn from each analysis support Piper Jaffray’s conclusion that the per share price is fair to Endocardial’s shareholders.

Response:   As indicated on page 25 of the Proxy Statement,

“In reaching its conclusion as to the fairness of the merger consideration and in its presentation to the board of directors, Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.”

Accordingly, Piper Jaffray has advised Endocardial that it believes it would be inconsistent with, and inaccurate to describe, the processes undertaken in rendering its fairness opinion as involving “conclusions drawn from each analysis [in] support [of] Piper Jaffray’s conclusion that the per share price is fair to Endocardial’s shareholders.”

Notwithstanding the foregoing, the disclosure has been revised in respect of each analysis performed by Piper Jaffray to indicate the relationship of the range of quantitative valuation metrics derived by the analysis to the merger consideration.

11.          We note that in conducting the comparable company analysis, Piper Jaffray selected high growth and medical technology capital equipment companies it deemed comparable to Endocardial. Please revise to discuss the criteria used in selecting the companies chosen for this analysis. If Piper Jaffray did not use all of the companies that met these criteria, explain the basis for using the companies that were selected. Also, please identify the “financial characteristics” that were used to select comparable companies.

Response:   Disclosure has been revised as requested on page 22 of the Proxy Statement.

12.          Please expand your discussion of the Discounted Cash Flow Analysis to include a brief explanation of the criteria Piper Jaffray applied in concluding that a discount range of 20% to 25% was a fair estimate.

Response:   Requested disclosure has been added to page 25 of the Proxy Statement.

13.          Please provide a summary of any instructions given to Piper Jaffray regarding the preparation of its report. See Item 1015(b)(6) of Regulation M-A.

Response:   Requested disclosure has been added to page 25 of the Proxy Statement.

14.          We note your disclosure that Piper Jaffray has performed other investment banking services for the company in the past. To the extent that the company had a previous material relationship with Piper Jaffray during the past two years, please revise to disclose the compensation received or to be received as a result of the relationship.

Response:   Disclosure has been revised as requested on page 26 of the Proxy Statement.

15.          Please revise to disclose the company’s method of selecting Piper Jaffray as its financial advisor.

Response:   Disclosure has been revised as requested on page 26 of the Proxy Statement.

16.          Supplementally provide copies of the materials that Piper Jaffray prepared in connection with its fairness opinion or otherwise provided to the Endocardial board of directors in connection with this transaction, including, among other things, any “board books,” drafts of fairness opinions provided to the board, and summaries of all oral presentations made to the company’s board. We may have additional comments after we review those materials.

Response:   The requested information is being furnished supplementally under Rule 12b-4 under cover of separate correspondence to the Securities and Exchange Commission and is not filed as part of this filing under Schedule 14A.

17.          Disclose the estimated amount of the cash fee to be paid to Piper Jaffray upon consummation of the merger.

Response:   Requested disclosure has been added to page 26 of the Proxy Statement.

Additional Covenants—Page 33

18.          This section should include a discussion of the most material covenants, not just “some” covenants. Please revise your introductory paragraph to indicate that the covenants discussed are the material covenants, and, if necessary, revise your disclosure as appropriate.

Response:   This section includes all of the additional covenants contained in the merger agreement. We have revised the introductory paragraph on page 37 of the Proxy Statement accordingly.

Conditions to the Consummation of the Merger—Page 35

19.          We note that certain conditions to the closing of the merger may be waived. Revise to disclose how you will notify the stockholders of any waiver or amendment prior to the stockholder meeting. Please disclose your intentions with respect to amending the proxy statement and resoliciting proxies in the event that a material condition is waived.

Response:   Requested disclosure has been provided on page 42 of the Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management—Page 38

20.          Revise the introductory paragraph to indicate the number of shares outstanding on which you base your calculation of ownership.

Response:   Disclosure has been revised as requested on page 43 of the Proxy Statement.

Dissenters’ Right of Appraisal—Page 39

21.          We note your disclosure that within 120 days after the effective date of the merger a stockholder who has complied with the applicable requirements of Section 262 of the Delaware General Corporation Law may file a petition, in the appropriate court, demanding appraisal rights. Please revise to state whether the shareholders will be notified of such date. See Item 3 of Schedule 14A.

Response:   The Company will not provide notice of the deadline for filing petitions demanding appraisal rights pursuant to Section 262 of the Delaware General Corporation Law. We have provided more explicit disclosure regarding this point on page 45 of the Proxy Statement.

22.          Please revise to indicate whether a shareholder’s failure to vote against a proposal will constitute a waiver of the holder’s appraisal rights. See Instructions to Item 3 of Schedule 14A.

Response:   Pursuant to Section 262 of the Delaware General Corporation Law, a shareholder’s failure to vote against a proposal will not constitute a waiver of such holder’s appraisal rights. We have provided more explicit disclosure regarding this point on page 44 of the Proxy Statement.

Form 10-K for the fiscal year ended December 31, 2003

Summary of Significant Accounting Policies—Page 40

Revenue Recognition

23.          We note that you sell equipment combined with services, as well as disposable products. We have the following comments:

a.                 Tell us the method used to determine the individual components and how you valued them.

Response:

EnSite Products Background.

The Company’s EnSite® System is an integrated three-dimensional (3D) advanced mapping and non-fluoroscopic navigation technology platform that allows electrophysiologists, within the span of a few heartbeats, to diagnose cardiac arrhythmias (abnormal heart rhythms), as well as visualize and navigate the conventional diagnostic and therapeutic catheters used during electrophysiology procedures.

The Company sells three types of products: (a) the EnSite System, which is an integrated unit with (i) an electronic data processing and workstation platform, and (ii) customized operating software; (b) disposable products that can be used only as part of the EnSite System which include the (i) EnSite Array™ catheter, and (ii) EnSite NavX™ surface electrode kit; and (c) extended warranty agreements whereby the Company provides service and support to customers that previously purchased an EnSite System.

EnSite System—Electronic Hardware Platform and Operating Software.   The EnSite System’s electronic hardware platform consists of three integrated, data processing units: (a) the patient interface unit that receives, processes, and transmits patient data received through one of the two EnSite disposable products; (b) an electronic interface unit (a “break-out box”) that connects the EnSite System with, and transmits data and other information from, other catheters and systems used by physicians during electrophysiology procedures; and (c) a computer workstation.

The EnSite System operating software processes, interprets and displays the electrophysiological data collected by the EnSite disposable products to create the 3D geometries and electrical activation maps of the cardiac chamber of interest, as well the 3D non-fluoroscopic visualization and navigation of  the conventional diagnostic and therapeutic electrophysiology catheters (of other companies) used by physicians during procedures.

EnSite Disposable Products.   The EnSite Array and EnSite NavX products both are single-use, disposable products that can be used only as part of the EnSite System. Both the EnSite Array and EnSite NavX are used to collect electrophysiological data from patients during the procedure that is displayed on the EnSite System, and to create the electrical field of energy that the EnSite System uses to display and non-fluoroscopically navigate the conventional linear diagnostic and therapeutic catheters used during electrophysiology procedures.

Service and Support Warranties.   The Company provides a one-year service and support and software upgrade warranty as part of each new EnSite System purchase. The software upgrade feature of this standard service and support warranty includes “bug fixes” together with feature and function improvements to the version of software included as part of the EnSite System purchase. The Company also offers EnSite customers the option of purchasing (i) a “stand-alone” extended service and support warranty that extends coverage after expiration of the standard one-year warranty that is part of a new system sale, and (ii) EnSite hardware and software configuration upgrades that include an extended service and support warranty.

Method of Determining Revenue of Individual Components.

EnSite System.   The Company determined that the sale of an EnSite System and the one-year service and support warranty provided as part of a new system sale constitutes an arrangement involving multiple deliverables of more than one unit of accounting in accordance with EITF 00-21 Revenue Arrangements with Multiple Deliverables. As described above, the EnSite System in an integrated electronic and software technology platform that can operate only in conjunction with the single-use EnSite Array and EnSite NavX disposable products. Because none of the individual components of the EnSite System can operate independently of the integrated system, the Company recognizes revenue equal to the sale price of each EnSite System, less an amount equal to the fair value of the one-year service and support warranty.

The Company has determined the fair value of a first-year EnSite System warranty to be $12,000 based upon the fair value of an extended service and support warranty sold on a stand-alone basis.

The Company defers $12,000 of revenue from each new EnSite System sale, and recognizes this deferred revenue, pro-rata, over the following twelve months, beginning in the month following the date the system was sold. With the fair value of the service and support warranty determined, the Company uses the residual method to allocate the remaining arrangement consideration to the fair value of the system sale.

The integrated hardware and software of the EnSite System do not represent separate revenue elements in accordance with EITF 00-21. We base this conclusion on the facts that (a) the hardware and software elements of the EnSite operate only as an integrated system—neither element is functional without the other; and (b) the EnSite System is only sold as an integrated hardware and software platform—neither element is sold separate from the other.

However, even if the hardware and software were determined to represent separate revenue elements, the accounting treatment in accordance with SOP 97-2 would not otherwise alter the Company’s current and historical practice. Applying SOP 97-2, (a) the sale of software is recognized upon shipment as persuasive evidence that an arrangement exists; (b) no significant obligations with respect to installation or implementation of the product remains; (c) the price is fixed at the time of shipment; and (d) there is reasonable assurance that the sale price amount is collectible at the time of shipment.

EnSite Disposable Products.   The Company’s EnSite Array catheters, EnSite NavX surface electrode kits, and miscellaneous ancillary support products used in conjunction with the EnSite System (cables, connectors etc) are each sold separately, and the Company recognizes  revenue in an amount equal to the sale price of each EnSite disposable product at the time of each sale.

EnSite Extended Service & Support Warranties.   Following expiration of the first-year service and support warranty included as part of each new EnSite System sale, customers have the option of purchasing an extended service and support warranty (note that the accounting treatment of upfront fees or payments is discussed in the Company’s response to Comment No. 23(b) below). In 2003, the Company introduced a new application for the EnSite System that required customers to upgrade the hardware and software configuration of their EnSite System.

The hardware configuration portion of this upgrade involved replacing certain electronic components in each of the three data processing units of EnSite System’s hardware platform described above. The software upgrade consisted of a corresponding change in the EnSite operating system that incorporated the configuration changes made to the EnSite System electronic hardware platform. Accordingly, the price of the upgrade could not be bifurcated between the hardware upgrade and the software upgrade—the EnSite System could not function if both upgrades were not done concurrently.

Customers often elected to combine the purchase of an extended service and support warranty with the purchase an EnSite System hardware/software configuration upgrade. The Company determined that the sale of an extended service and support warranty together with an EnSite System upgrade constitutes an arrangement involving multiple deliverables of more than one unit of accounting in accordance with EITF 00-21 Revenue Arrangements with Multiple Deliverables. Using vendor specific objective evidence, the Company further determined the fair value of the bundled service and support warranty to be the fair value of a service and support warranty sold on a stand-alone basis (as the service and support obligations are identical). The fair value of the service and support warranty was calculated as the average sale price of a stand-alone warranty, with the Company using the residual method to allocate the remaining arrangement consideration to the fair value of the EnSite System upgrade.

b.                 If you receive any upfront fees or payments under these arrangements tell us the accounting for these fees.

Response:   The Company receives certain upfront fees and payments, and applies the following accounting treatment to these fees and payments:

New EnSite System Sales—Standard One-Year Service & Support Warranty.

The calculated fair value (see discussion above) of the standard one-year service and support warranty is recorded as deferred revenue at the time of the sale, and the revenue is recognized pro rata over the life of the warranty period.

Stand-Alone Extended Service & Support Warranty.

The full price of stand-alone extended service and support warranties is recorded as deferred revenue at the time of the sale, and the revenue is recognized pro rata over the life of the warranty period.

Extended Service & Support Warranty Sold with an EnSite System Upgrade.

Upfront fees or payments associated with extended service and support warranties that are included as part of the sale of an EnSite System hardware/software configuration upgrade are recorded as deferred revenue at the time of sale (booked to the balance sheet) and recorded to revenue as follows:

•                    The calculated fair value of the service and support warranty is recognized pro rata over the life of the warranty period;

•                    The calculated fair value of the hardware upgrade is deferred until the upgrade is installed, at which time it is recorded as revenue on the income statement.

c.                  Are customers subject to minimum purchase of disposables?  Do contracts set forth fixed prices for purchase of disposable products?  Does your equipment only function with your disposable components?  Please advise.

Response:   The Company’s customers are not subject to minimum purchases of disposables. Occasionally, customers will be offered the opportunity to purchase different quantities of EnSite disposable products during a specific period of time at various purchase price discount rates. Revenue is recognized on all disposable product sales at the time of shipment.

The Company sells all of its disposable products on a “purchase order basis”—each purchase order for EnSite products contains the purchase price for the disposable products.

The EnSite Array and EnSite NavX disposable products can only be used with the EnSite System. Similarly, the EnSite System cannot be used without using one of the single-use EnSite Array or EnSite NavX disposable products.

d.                 Do you sell hardware and software separately or only together?  If together, how do you allocate revenue to these elements?  Are customers provided with a right to receive additional software products free or at a reduced price?

Response:   As discussed in the response to Question 23(a) above, the EnSite System consists of an integrated hardware platform, operating software, and disposable products. While the EnSite disposable products are sold separately, the EnSite hardware platform and software operating system is operated and sold as an integrated system.

As part of each EnSite System sale, the Company provides a standard one-year service and support warranty, which includes the right to receive any software upgrades released during the warranty period that are “bug fixes” or the addition of minor incremental features and functions to the version of software included as part of the EnSite System sale. The Company does not provide these minor software upgrades after the standard one-year service warranty has expired to accounts that have not purchased an extended service and support warranty from the Company. Any new software that is classified as “a new product” or otherwise adds new functionality to the EnSite System is sold separately at a predetermined price. The release of EnSite NavX is an example of a “new product” introduced by the Company. Customers who wanted to upgrade their EnSite System to include EnSite NavX were required to purchase a hardware/software upgrade separately from the Company.

As discussed in the response to Question 23(b) above, the calculated fair value of a software/hardware upgrade is deferred until the upgrade is installed, at which time revenue associated with the upgrade is recorded to the income statement. To the extent the customer purchased a bundled upgrade together with an extended service and support warranty, the Company recognizes the calculated fair value of the extended service and support warranty pro rata over the life of the warranty period (typically 12 months). This warranty is considered a separate revenue element in accordance with EITF 00-21 Revenue Arrangements with Multiple Deliverables. See 23.b above for a discussion of the accounting treatment.

e.                  How is revenue allocated and recognized for PCS and other service arrangements?  Explain how you comply with SOP 97-2 with regard to multiple element arrangements.

Response:   The Company provides “post-contract customer support” (PCS) as part of the one-year standard service and support warranty included as part of each new EnSite System sale, as well as part of each extended service and support warranty purchased by customers. Customers have the right to receive system support services and unspecified (and uncommitted) upgrades/improvements to the version of EnSite operating software included as part of the EnSite System purchase on a “when-and-if- available” basis. These unspecified upgrades/improvements only include “bug fixes” or additional minor incremental features and functions. The new versions of software do not include upgrades that significantly improve the marketability of the original product through added functionality or enhanced performance. The PCS constitutes a separate, integrated element in a multiple-element arrangement, which in the Company’s situation is the standard or extended service and support warranty agreement. In accordance with SOP 97-2, as there is no evidence of the fair value of each element to the service and support warranty, all revenue associated with service and support warranties (including the PCS) is deferred and recognized pro rata over the applicable warranty period.

24.          In this regard, supplementally explain why shipping is the appropriate time to recognize revenue. What are the terms of shipment?  Do post-shipment obligations such as installation, training, set-up or customer acceptance affect the timing of revenue recognition?  Please explain.

Response:   The Company typically recognizes revenue in connection with the sale of EnSite Systems and EnSite disposable products at the time the Company ships the product based on the following factors:

•                    The shipping terms set forth in purchase orders typically are FOB shipping point, with title and risk of loss assumed by the buyer at the point of shipment. In the event of other shipping terms such as FOB destination, then the Company does not recognize revenue until the products have been received by the buyer at the designated destination.

•                    Because title and risk of loss pass to the buyer at the time of shipment, the Company has no obligation to compensate or reimburse a buyer for goods that are lost or damaged in transit, nor does the Company have a past practice of doing so.

•                    The Company’s purchase orders typically include a written commitment to purchase goods without any contingencies, and with specific payment terms. In the event the purchase order terms include any contingencies (i.e., “subject to acceptance by customer”; or, “customer has

30 days to evaluate the system”), the Company does not recognize revenue until all contingencies have been removed.

•                    The set-up of the EnSite System is inconsequential and perfunctory, and no specialized skills are required to perform the system set-up. EnSite System purchase orders typically do not include terms requiring the Company to perform the initial system set-up. Although new EnSite Systems must be set-up prior to their initial clinical use, the system set-up can be performed by electrophysiology (“EP”) lab staff with prior advanced mapping and navigation system experience, or by the biomedical technicians employed by all hospitals using the manuals and instructions provided by the Company with each EnSite System.

•                    The EnSite System is useable by physicians and their EP lab staff as soon as the system is unpacked and set-up.

•                    EnSite disposable products are usable at the time of shipment.

•                    The Company has no obligation to provide education or training to its customers in connection with the sale of an EnSite System or any of EnSite disposable products. The Company has a field clinical organization that provides periodic clinical support to customers upon request, and will also provide on-site training of customers in the use of advanced features and functions of the EnSite System, if requested.

25.          Supplementally describe the significant terms of your agreements with distributors, including payment, return, exchange, and other significant matters. Supplementally explain and support why you believe it is appropriate to recognize revenue upon shipment of product to distributors. Refer to SAB 104 and SFAS 48 as necessary.

Response:   The terms of the Company’s written agreement with each of its distributors clearly provide that title to and risk of loss for products purchased by the distributor is assumed by the distributor FOB shipping point. The payment terms for each of the Company’s distributors are fixed and specified in their respective distribution agreement, and payment is not contingent upon the distributor reselling EnSite products purchased from the Company to the distributors’ customers in their respective territories. The Company’s distributors have no right to return or exchange product purchased from the Company, except to exchange or receive credit for defective products covered by an applicable Company product warranty. The distributor is responsible for providing service and support of EnSite Systems purchased from the Company, unless the distributor or its customers purchase extended service and support warranties directly from the Company.

On the basis of the preceding facts, the Company recognizes revenue for the sale of products to distributors upon shipment of product to the distributors, provided that the Company defers revenue on new EnSite System sales for its standard service and support warranty, and for the amount of any extended service and support warranties or hardware/software upgrade sales.

26.          Tell us about any customer incentive programs, which includes discounts, rebates, etc. Explain to us the specific of these incentive programs. For example, explain the classification of, and accounting for, these sales incentives. Tell us how these incentives are estimated at the time of shipment. Refer to EITF 01-9 in your response, as applicable.

Response:   The Company has an established price list utilized by its sales people when quoting product prices to customers, and also has in place established guidelines that provide different levels of discount based upon the facts and circumstances of each situation.

For any discounts offered off of list price, the Company records the discount as a reduction to revenues in accordance with EITF 01-9.

To date, the Company has not offered any other significant customer incentive programs such as rebates, coupons or free product.

Form 10-Q for the period ended June 30, 2004

Note 7. Restricted Stock—Page 8

27.          We note that you issued 100,000 shares of common stock in connection with the execution of a consulting agreement. Explain to us in more detail what these shares were for. Also, tell us supplementally how you accounted for these shares. Demonstrate your accounting complies with GAAP.

Response:   The Company granted the consultant 100,000 shares of restricted common stock in consideration of the consultant providing certain consultation services, with respect to defined research and development objectives, clinical research, and education and speaking engagements in the field of electrophysiology on behalf of the Company and its products during the three-year term of the consulting agreement. These services include giving lectures and presentations at medical conferences and meetings, and hosting visits from visiting physicians to view more about the consultant’s clinical techniques in using the EnSite System. Pursuant to the terms of the consulting agreement, the Company will own any inventions, patents, copyrights etc. created by the consultant as part of providing consulting services to the Company under the consulting agreement.

Statement of Financial Accounting Standards No. 123 and EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services were used to determine the accounting treatment of this transaction. The measurement date was determined to be the grant date as a performance commitment existed (i.e. sufficient disincentive for nonperformance existed). Therefore, the transaction was measured at the fair value of the equity instrument issued on the grant date using the Black Scholes model. The fair value was recorded as an increase to Additional Paid-in Capital, with the offset to Deferred Compensation. The fair value of the equity instrument is being amortized to the income statement over the three-year term of the consulting agreement on a straight-line basis.

* * * * *

As always, should you have further comments or require further information, or if any questions should arise in connection with the submission, please call me at (612) 340-2946 if I can expedite your review in any way, or send me a fax at (612) 340-2868.

Sincerely,

DORSEY & WHITNEY LLP

/s/ Robert A. Kuhns
Robert A. Kuhns

cc (w/ enclosures):

James W. Bullock — Endocardial Solutions, Inc.
J. Robert Paulson, Jr. — Endocardial Solutions, Inc.
Lucy Schlauch — Gibson, Dunn & Crutcher LLP
David Miller — Faegre & Benson LLP

Eduardo Aleman
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, Mail Stop 03-06
450 Fifth Street, N.W.
Washington, DC  20549-0405